UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the information in the section of the attached media release entitled “Webcast details”.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Zurich, November 30, 2017

Media Release

Investor Day 2017
Credit Suisse continues to deliver on its strategy, achieving both strong growth and significant cost reductions
2018 to be the final year of restructuring and Credit Suisse announces 2019-2020 objectives

Zurich, November 30, 2017 – In today’s Investor Day presentations, Tidjane Thiam, CEO of Credit Suisse, as well as members of the Executive Board and the senior leadership team will update investors and analysts on the progress achieved since the last Investor Day on December 7, 2016, with the Group’s restructuring, which it plans to complete in 2018. They will provide certain estimates for the full year 2017 and 2018 targets and will present the Group’s objectives for 2019 and 2020.
Since Investor Day 2016, Credit Suisse has made strong progress against the goals announced in 2015: We have delivered profitable growth1, sustainably lowered our operating cost base and right-sized and reduced risk in our trading activities. We have transformed and significantly strengthened our capital base. The scale of our legacy business activities in the Strategic Resolution Unit and the related drag on earnings have been significantly reduced.
As we approach 2018 – the final year of our three-year restructuring plan – we remain committed to achieving the 2018 targets announced last year for the Swiss Universal Bank, International Wealth Management, Investment Banking & Capital Markets and Global Markets. For our Wealth Management & Connected business in Asia Pacific, we are confident that we can achieve our 2018 target of CHF 700 million of adjusted* pre-tax income for the full year 2017 ahead of schedule and we are therefore setting a new target for 2018 of CHF 850 million.
Reflecting our strong progress on cost, we are confident of beating our target cost base2 of less than CHF 18.5 billion for 2017 and we estimate that our total cost base2 for the year will be approximately CHF 18 billion3. We are confirming our 2018 cost base2 target of less than CHF 17 billion. Looking ahead, the Group aims to operate with a total cost base2 of between CHF 16.5 billion and CHF 17 billion in 2019 and 2020, subject to market conditions and investment opportunities within this range.
We are confident that we can complete the wind-down of our non-core unit, the Strategic Resolution Unit, and reach our targeted adjusted* pre-tax loss of approximately CHF 1.4 billion in 2018. We have lowered our 2019 adjusted* pre-tax loss target for the Strategic Resolution Unit from approximately USD 800 million to approximately USD 500 million, which represents a significant improvement 4.

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Bringing all these evolutions together – the continued profitable growth in our wealth management businesses5 as well as strong cost control, the wind-down of the Strategic Resolution Unit and significant reductions in our cost of funding, subject to market conditions – all of which are elements largely within our control – our objective is to achieve a Group reported return on tangible equity of 10% to 11% for 2019 and 11% to 12% for 2020.

We aim to operate with a look-through CET1 ratio of above 12.5% from 2018 to 2020, before the implementation of the Basel III reforms beginning in 2020.

Cumulatively in 2019 and 2020, as we continue to strengthen our capital generation, we expect to allocate approximately 20% for investment in wealth management and connected businesses6. We also expect that approximately 30% of the cumulative capital generated will be used for the RWA uplift resulting from Basel III reforms and other contingencies. We also aim to increase returns to shareholders and plan to distribute 50% of net income earned to them primarily through share buybacks or special dividends.

Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “Since announcing our new strategy and three-year restructuring plan in 2015, we have made strong progress towards our ambition of being a leading wealth manager with strong investment banking capabilities. Our focus on wealth management is paying off as the franchise5 has delivered strong broad-based and profitable growth.
During the first two years of our restructuring in 2016 and 20177, we have strengthened our capital base and transformed our capital position. We have allocated increasing amounts of capital to wealth management8 and IBCM, where we are achieving higher risk-adjusted returns. We have benefited from our focus on UHNWIs and entrepreneurs, who are driving significant wealth creation across both mature and emerging economies. In fact, the global wealth pool has almost doubled over the past decade. As it continues to grow, our wealth management businesses8 are generating higher-quality earnings, with strong fee income and recurring revenues.
In mature markets, primarily Switzerland and selected countries in Western Europe, we are focusing on serving the complex financial needs of our clients. In the faster-growing emerging markets, our focus is on a smaller number of first- and second-generation entrepreneurs with a stronger emphasis on growth and financing transactions.
Across all our markets, our strong and trusted brand and our ability to be a ‘one-stop shop’ for wealthy clients – addressing both their wealth management and business needs – are key factors supporting our success. Our integrated approach combines best-in-class wealth management services with top-tier investment banking capabilities.
In investment banking, our strategic decisions in IBCM and GM have served us well and strengthened the profitability of both divisions. In addition, we believe the launch of International Trading Solutions (ITS) – a partnership among GM, IWM and SUB – will allow us to progressively meet the underserved need of wealth management clients, providing bespoke solutions and access to global capital markets.
Our strategy is working. We have delivered profitable growth, reduced risk in our trading activities and strengthened compliance and controls across the Group. At the same time, we have sustainably lowered our cost base and significantly reduced the losses related to our legacy business activities. Together, these measures generated positive operating leverage and we saw corresponding higher returns9 across our Core businesses.

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November 30, 2017 Page 3/11

We are confident that we can achieve a cost base2 of approximately CHF 18 billion3 in 2017 and confirm our target for 2018. In addition, we expect to further reduce the SRU drag on the Group’s profits in 20194.
Our teams remain strongly focused on driving value for our clients and shareholders through 2018 and our objective is to achieve a Group reported return on tangible equity of between 10% and 11% for 2019 and between 11% and 12% for 2020. We expect this to be driven in large part by strong cost control, the wind-down of the SRU and significant reductions in our cost of funding, all elements which are largely within our control.”
Full year 2017 estimates3
Group cost base[2]	Cost base of ~CHF 18 billion, with gross savings[10] of ~CHF 4.1 billion
Swiss Universal Bank	Adjusted* pre-tax income of ~CHF 1.8 billion to CHF 1.9 billion
International Wealth Management	Adjusted* pre-tax income of ~CHF 1.4 billion to CHF 1.5 billion
APAC Wealth Management & Connected	Adjusted* pre-tax income of ~CHF 0.7 billion
APAC Markets	Net revenues of ~USD 1.17 billion to USD 1.2 billion We expect a 4Q17 adjusted* pre-tax loss broadly in line with the level in 4Q16
Investment Banking & Capital Markets	Adjusted* return on regulatory capital of ~16%
Global Markets	Net revenues of ~USD 5.7 billion[11] Adjusted* total operating expenses of ~USD 5 billion
Strategic Resolution Unit	Adjusted* pre-tax loss of ~USD 2 billion

Outlook
We announced on November 2, 2017, in our 3Q17 earnings media release that we expected our stable and more predictable wealth management businesses8 to continue their resilient performance during 4Q17, in line with our strategy, and this remains our expectation. In our more market-dependent businesses, we have continued to see trading conditions in 4Q17 broadly similar to those in 3Q17, with volatility remaining at historically low levels and some recent widening of spreads in the high yield market. This weighs negatively on the performance of both GM and APAC Markets. Regarding IBCM, our deal pipeline remains solid and we expect our backlog of transactions to be completed subject to constructive markets.

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Improving operational leverage for the Group through sustainable cost control
Reflecting the strong progress we have made on costs, we are confident of beating our cost base target2 for 2017 of less than CHF 18.5 billion. We estimate that our total cost base2 for the year will be approximately CHF 18 billion3, with gross savings10 of approximately CHF 4.1 billion, which include an approximate 19% reduction in non-compensation costs12 and an approximate 12% reduction in compensation12 expenses compared to end-2015. We expect to deliver cumulative net savings of approximately CHF 3.2 billion12 in 2016 and 20173, after approximately CHF 0.9 billion3 of investments, predominantly in our wealth management and connected businesses6. We remain on track to achieve our 2018 cost base2 target of less than CHF 17 billion. A significant proportion of these savings has already been achieved through strategic decisions about our portfolio of businesses, with a number of businesses being exited or significantly reduced. These strategic decisions have been executed with effectiveness and discipline, and they are supported by a wide-ranging workforce strategy aimed at removing duplication and fragmentation across our businesses and building integrated services in lower cost locations. While reducing costs2, we are continuing to invest in our client franchise, the implementation of regulatory requirements, and measures to increase efficiency. For example, we aim to implement more robots and to increase the share of operating systems on the cloud by 2020. From 2019 onwards, we expect these and other measures to result in incremental annual productivity gains of around CHF 600 million to CHF 800 million over the course of 2019 and 2020. We intend to reinvest some of these savings in the development of new wealth management markets, the hiring of relationship managers, and the further transformation of our technology through digitalization, robotics and automation. The exact proportion of these savings that can be safely reinvested will depend both on general economic conditions for our businesses and on the attractiveness of the investments targeted. Looking ahead, we aim to work with a cost base2 for the Group of CHF 16.5 billion to CHF 17 billion in both 2019 and 2020, subject to market conditions and investment opportunities within this range.

Driving compliant growth
Compliant growth is a core element of our strategy and a focus of our investments. In 2015, we established a Compliance and Regulatory Affairs organization led by a member of the Executive Board reporting directly to the CEO, and gave the corporate function independent central control across all businesses to drive efficiency and effectiveness. As we expand our Core businesses, we have completed a comprehensive review of our markets and legacy client base in our efforts to ensure that our activities are fully compliant, with a particular focus on wealth management activities. We have also significantly reduced our risk exposures. Importantly, we have achieved substantial improvements in the speed and effectiveness of our monitoring activities thanks to an advanced data and technology platform with state-of-the-art analytics, which we introduced in 2017. Establishing a single client view has given us better visibility into every relationship a client has with Credit Suisse, allowing us to make assessments up to 90% faster than before it was introduced in 2017 and further mitigate risks. Technology has also increased the speed of investigations over the past 18 months, in some cases by as much as 85%, at a fraction of historical costs. This is expected to lower the cost of compliance to an incremental part of Credit Suisse’s overall operating expenses2 next year, putting it below the industry average13. Our goals for next year also include the complete re-engineering of the client onboarding process to make it significantly faster, with a greater level of effectiveness and at substantially lower costs.

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Divisional summaries
•
Swiss Universal Bank: We are confirming our end-2018 target of adjusted* pre-tax income of CHF 2.3 billion. Since Investor Day 2016, we have continued to strengthen our position and generally outperformed the competition[14]. We achieved strong growth with our Swiss UHNWI and Entrepreneurs & Executives businesses as well as our Small and Medium-Sized Enterprise clients in 9M17 compared to 9M16. We also maintained our #1 position[15] in Investment Banking in Switzerland, further supporting Credit Suisse’s position as “The Bank for Entrepreneurs“ in our home market. We have streamlined the organization while steadily optimizing our business model by leveraging digitalization and implementing regulatory projects, thus improving operating leverage. In Private Clients, we refined our client coverage model to better address client needs and we achieved strong assets under management and net new asset growth in 9M17 compared to 9M16. In Corporate & Institutional Clients, we strengthened our franchise by providing holistic client coverage to our corporate clients. We estimate adjusted* operating expenses of approximately CHF 3.5 billion and an adjusted* cost/income ratio of around 64% for the full year 2017. Going into 2018, we believe we can continue to manage costs with discipline and further strengthen our collaboration, client focus and sales culture. To further strengthen our market position, we aim to generate sustainable revenue growth in both our Private Clients and Corporate & Institutional Clients businesses. In doing so, we will build on our superior value proposition for private, corporate and institutional clients in Switzerland and make full use of our integrated approach across all Credit Suisse capabilities globally.

•
International Wealth Management: We have delivered a step change in profitability for 9M17 and are advancing towards our adjusted* pre-tax income target of CHF 1.8 billion for 2018. Reflecting the systematic execution of the strategic priorities we presented a year ago, we improved our performance in Europe and continued to significantly grow our Emerging Markets franchises. In addition, we remain on track with the transition in Asset Management towards a model focused on recurring management fees, which contributed to pre-tax income growth in 9M17 compared to 9M16. We also continued to build out our strategic clients franchise with a 27% increase in net revenues in 9M17 compared to 9M16 and expect up to CHF 100 million revenue growth in 2018 from wallet share gains and a broader strategic client base. In 2018, we will focus on better leveraging our House View and Strategic Asset Allocation with the aim of growing mandates penetration and optimizing the risk/return profiles of our advisory client portfolios. We plan to increase collaboration in solutions delivery by capitalizing on our asset management product expertise. We also want to meet untapped client demand by increasingly leveraging Global Markets’ product solutions and execution capabilities through our partnership (ITS) with Global Markets and Swiss Universal Bank and by continuing to broaden the contribution to growth from our relationship manager population. At the same time, we expect to continue to deliver operating leverage by self-funding growth investments.

•
Asia Pacific: Credit Suisse’s strategy in Asia is geared towards capturing the wealth opportunity in the region. In 9M17, we continued to realize the benefits of our client-focused strategy and integrated model, and we achieved profitable growth in WM&C and improved performance in our Markets business. We believe we are well positioned to capture personal wealth and business value creation in APAC by providing advisory and solutions through the client life cycle. In 9M17, our WM&C business delivered higher returns and profitability along with higher revenues and increased assets under management. We maintained our leading positions[16] in Private Banking and Equity Derivatives, and Credit Suisse ranked[17] among the top three banks for advisory and underwriting in terms of share of wallet for Asia Pacific ex-Japan and onshore China. For WM&C, we are increasing our 2018 adjusted* pre-tax income target from CHF 700 million to CHF 850 million. In our

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Markets business, we significantly repositioned the business in 2017 and enhanced our initiatives to support wealth management and global client activities. We are committed to maintaining our focus on risk and controls as we aim to extend our top client franchises, improve operating leverage, and generate attractive returns. In 1Q17, we updated our target for Markets and we are confirming our target adjusted* return on regulatory capital of 10% to 15% for 2019. Looking ahead to 2018, we will remain focused on strategy execution to realize the full potential of our franchise and enhance our position as ‘The Entrepreneurs Bank in Asia Pacific’.

•
Investment Banking and Capital Markets: In 9M17, we delivered improved operating results while continuing to invest selectively in growth opportunities across the Americas and EMEA. Our revenue base grew and we announced and executed a number of marquee global transactions. We also improved profitability, generating returns that exceeded our cost of capital. Since announcing our strategy in 2015, our underwriting and advisory revenue growth has outpaced our peers[18]. We have also balanced our product mix by growing M&A and ECM revenues faster than the market[19]. We believe the investments we have made in our coverage footprint, both in terms of strategic hires and internal leadership appointments, have supported our improved share of wallet[20] across all client segments and leave us well positioned to capture further growth opportunities. Our connectivity and collaboration with GM, APAC, SUB and IWM remain strong and have resulted in a number of cross-divisional and cross-border transactions throughout 2017. We believe that we can continue to improve profitability through a mix of revenue growth, increased operating efficiencies and disciplined capital management. We expect to continue self-funding investments that enable us to maintain our competitiveness. We are confirming our target of generating an adjusted* return on regulatory capital in the range of 15% to 20% by 2018.

•
Global Markets: In 9M17, we maintained our strong client franchises, as demonstrated by our leading market share[21], awards and our ability to attract industry talent to our core businesses. We delivered high-quality revenues in 9M17 amid difficult market conditions, highlighting the strength of our franchise during the restructuring process. We also improved operating leverage, resulting in higher profitability compared to 9M16. We believe that we are well positioned to achieve our 2018 ambitions of over USD 6 billion of net revenues and an adjusted* cost base of less than USD 4.8 billion. Additionally, we are targeting an adjusted* return on regulatory capital of 10% to 15% in 2018. We also aim to operate within our threshold targets of RWA and leverage exposure of USD 60 billion and USD 290 billion, respectively. We continue to take a disciplined approach to investing in our franchise and are focused on capturing opportunities through increased collaboration across divisions. This year, we officially launched ITS, a partnership with IWM and SUB, to improve the diversity and depth of our product offering for institutional and wealth management clients.

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Information for investors and media
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
 e-mail: investor.relations@credit-suisse.com

Amy Rajendran, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
 e-mail: media.relations@credit-suisse.com

The Investor Day media release and presentation slides are available for download from 7:00 CET today at: https://www.credit-suisse.com/investorday.

Note: As indicated, many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, pre-tax income and return on regulatory capital are on an adjusted* basis. These adjusted* numbers and return on tangible equity are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted* results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis.

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November 30, 2017 Page 8/11

Webcast details

Date	Thursday, November 30, 2017
Time	08:30 GMT / 09:30 CET
Webcast	Audio webcast online at: www.credit-suisse.com/investorday
Telephone	Switzerland: +41 44 580 71 50 Europe: +44 1452 322 090 US: +1 917 512 0900 Conference passcode: 2118727
Note
Due to the large volume of callers expected we strongly recommend that you dial in approximately 20 minutes before the start of the presentation. Please enter the Direct Event Passcode when prompted. You will be joined automatically to the conference. Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Documents	All documentation will be available on credit-suisse.com/investorday
Playbacks	A replay of the telephone conference will be available approximately four hours after the event.

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.

As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.

Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period.

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Footnotes
[1]	Referring to Group pre-tax income at 9M17 compared to 9M16.
[2]	Referring to Group adjusted* total operating expenses at constant foreign exchange rates, which we use to measure our cost savings program.
[3]
Respective 2017 and 4Q17 estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for the full year 2017 and 4Q17 may differ from any estimates.

[4]	SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of Group from 2019 onwards.
[5]	Referring to combined pre-tax income for SUB, IWM and APAC WM&C.
[6]	Referring to SUB, IWM, APAC WM&C and IBCM.
[7]	Measured as of 9M17.
[8]	Referring to SUB, IWM and APAC WM&C.
[9]	Referring to Core return on regulatory capital at 9M17 compared to 9M16.
[10]
Measured using adjusted* operating expenses at constant FX rates before estimated investments. 2017 estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates.

[11]	Net revenues excluding SMG.
[12]	Measured using adjusted* non-compensation expenses and adjusted* compensation expenses, respectively at constant FX rates.
[13]	Source: Duff and Phelps Global Regulatory Outlook 2017.
[14]	Source: Private Clients, UNNWI, Medium-Sized Enterprises, Large Corporates, Institutional and External Asset Managers: The Boston Consulting Group (based on revenues in 2016).
[15]	Source: Dealogic as of November 17, 2017.
[16]	Source: A comprehensive awards list can be found on: https://www.credit-suisse.com/corporate/en/our-company/awards.html.
[17]	Source: Dealogic as of September 30, 2017.
[18]
Source: Peer financial reports and filings.  Underwriting and advisory revenue growth since 2015 Investor Day based on reported revenue growth for the aggregate FY16 and 9M17 period compared to the aggregate FY15 and 9M16 period. Credit Suisse based on IBCM addressable market; includes Americas and EMEA only. Peers based on global market.

[19]
Source: Dealogic as of September 30, 2017. Based on revenues before JV transfers to other divisions, Corporate Bank and funding costs. Excludes structured products, UHNW and other IBCM revenues. Represents year-on-year growth indexed to 2014.

[20]
Source: Dealogic as of September 30, 2017. Share of wallet data for 2013-2015 compared to 2016-9M17 for covered clients, which is defined as priority clients actively covered by IBCM and may vary from year to year.

[21]	Source: Dealogic and Thomson Reuters, both as of September 30, 2017. Third Party Competitive Analysis. Absolute Returns/Eurohedge.
Abbreviations
APAC – Asia Pacific; CEO – Chief Executive Officer; CET1 – Common Equity Tier 1; ECM – Equity Capital Markets; EMEA – Europe, the Middle East and Africa; GM – Global Markets; IBCM – Investment Banking & Capital Markets; ITS – International Trading Services; IWM – International Wealth Management; M&A – Mergers and Acquisitions; RWA – Risk Weighted Assets; SRU – Strategic Resolution Unit; SUB – Swiss Universal Bank; UHNWI – Ultra-High-Net-Worth Individual; WM&C – Wealth Management & Connected

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Important information about this Media Release
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.

References to cost base refer to operating expenses. Our cost savings program is measured on the basis of adjusted* operating expenses at constant FX rates. “Adjusted operating expenses at constant FX rates” and “adjusted non-compensation operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451, 1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603, 3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.

These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
Return on tangible equity attributable to shareholders, a non-GAAP financial measure, is based on tangible shareholders’ equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders’ equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Estimates”, “Illustrative”, “Ambition”, “Outlook”, “Objective”, and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.
Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the WM&C business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
Net margin is calculated by dividing income before taxes by average assets under management. Adjusted net margins is calculated using adjusted results, applying the same methodology to calculate net margin.
When we refer to operating divisions throughout this Media Release, we mean APAC, IWM, SUB, IBCM and GM.

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Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac).
Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “-“ indicates not meaningful or not applicable.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
•	the ability to maintain sufficient liquidity and access capital markets;
•	market volatility and interest rate fluctuations and development s affecting interest rate levels;
•
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

•	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
•	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
•
the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	the risk of cyberattacks on our business or operations;
•
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
•	the potential effects of proposed changes in our legal entity structure;
•	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
•	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: November 30, 2017		Director